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                                                                    EXHIBIT 11.1

                             WORLD OF SCIENCE, INC.
                       COMPUTATION OF PER SHARE NET LOSS
                     (In thousands, except per share data)

                                                   Quarter Ended

                                November 1, 1997             November 1, 1996


Net loss                            $(1,415)                        $(1,069)

Weighted average common shares
outstanding                           5,064                           3,423

Per share net loss                  $ (0.28)                        $ (0.31)



There is no material difference in the number of shares used in computing per share amounts as calculated for primary and fully diluted earnings per share.